UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	________________ to ________________

Commission file number: 001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank KSOP Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK KSOP PLAN

Required Information
The HomeTrust Bank KSOP Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the HomeTrust Bank KSOP Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Forvis Mazars, LLP.

HOMETRUST BANK KSOP PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
HomeTrust Bank KSOP Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank KSOP Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Forvis Mazars, LLP
We have served as the Plan’s auditor since 2005.
Atlanta, Georgia
June 26, 2024

HOMETRUST BANK KSOP PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023			2022
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Cash	$—	$—	$—	$—	$—	$—

Investments, at fair value
Mutual funds	2,838,772	—	2,838,772	5,565,627	—	5,565,627
Common collective trusts	43,436,629	—	43,436,629	30,557,187	—	30,557,187
Self-directed brokerage accounts	1,912,273	—	1,912,273	1,504,124	—	1,504,124
HomeTrust Bancshares, Inc. common stock	12,665,729	12,104,578	24,770,307	10,623,215	12,146,634	22,769,849
Investments, at contract value
Stable value anchor account	4,471,778	—	4,471,778	5,536,672	—	5,536,672
Total investments	65,325,181	12,104,578	77,429,759	53,786,825	12,146,634	65,933,459
Receivables
Notes receivable from participants	1,063,039	—	1,063,039	908,330	—	908,330

Total assets	$66,388,220	$12,104,578	$78,492,798	$54,695,155	$12,146,634	$66,841,789

Liabilities
Loan payable to HomeTrust Bancshares, Inc.	$—	$5,093,544	$5,093,544	$—	$5,629,648	$5,629,648

Net assets available for benefits	$66,388,220	$7,011,034	$73,399,254	$54,695,155	$6,516,986	$61,212,141
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions to net assets attributed to	Allocated	Unallocated	Total
Investment income
Net appreciation in fair value of investments	$8,775,685	$1,382,011	$10,157,696
Dividends and interest	213,705	210,328	424,033
Total investment income	8,989,390	1,592,339	10,581,729

Interest income on notes receivable from participants	53,261	—	53,261

Contributions
Employer contributions	1,143,537	457,057	1,600,594
Participant contributions	3,466,431	—	3,466,431
Rollover contributions	1,579,097	—	1,579,097
Total contributions	6,189,065	457,057	6,646,122

Allocation of 52,900 shares of HomeTrust Bancshares, Inc. common stock at fair value	1,424,068	—	1,424,068

Total additions	16,655,784	2,049,396	18,705,180

Deductions from net assets attributed to
Benefits paid to participants	4,789,449	—	4,789,449
Interest expense	—	131,280	131,280
Administrative expenses	173,270	—	173,270
Allocation of 52,900 shares of HomeTrust Bancshares, Inc. common stock at fair value	—	1,424,068	1,424,068
Total deductions	4,962,719	1,555,348	6,518,067

Net increase	11,693,065	494,048	12,187,113

Net assets available for benefits
Beginning of year	54,695,155	6,516,986	61,212,141
End of year	$66,388,220	$7,011,034	$73,399,254
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
December 31, 2023 and 2022
1. Description of the Plan
The following description of the HomeTrust Bank KSOP Plan (the "KSOP" or the "Plan") provides only general information. Participants should refer to the KSOP's plan document for a more complete description of the KSOP's provisions.
Plan Merger
Prior to July 1, 2015, HomeTrust Bank (the "Bank"), a wholly owned subsidiary of HomeTrust Bancshares, Inc., a financial holding company (sometimes referred to below as the "Company"), sponsored a defined contribution plan covering eligible employees of the Bank named the HomeTrust Bank 401(k) Plan (the "401(k) Plan") and the Company sponsored an employee stock ownership plan named the HomeTrust Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP"). Effective July 1, 2015, the ESOP was merged into the 401(k) Plan to form the KSOP. All participants in the ESOP became participants in the KSOP at July 1, 2015.
All shares of HomeTrust Bancshares, Inc. common stock allocated to an ESOP participant were moved to a separate individual account in the KSOP for that participant, while all unallocated Company shares in the ESOP were recorded as assets in the KSOP and the loan from HomeTrust Bancshares, Inc. to the ESOP was recorded as a liability of the KSOP. Certain 401(k) Plan provisions affecting participant plan eligibility and diversification related to the transferred assets were amended in the KSOP.
General
The KSOP consists of two components. One component is a profit sharing plan under Internal Revenue Code ("IRC") Section 401(k). The other component is a qualified stock bonus plan under IRC Section 401(a) and an employee stock ownership plan under IRC Section 4975(e)(7). The KSOP is subject to the provisions of ERISA.
The KSOP holds, in a trust, common shares of the Company obtained through the proceeds of a loan from the Company (Note 8). The borrowing is being repaid over a period of 20 years using contributions from the Bank to the trust fund. As the KSOP makes each payment of principal and interest, an appropriate percentage of Company common stock is allocated to eligible employees' accounts in accordance with applicable regulations under the IRC. The borrowing is collateralized by unallocated shares of Company common stock. The Company has no rights against shares once they are allocated under the KSOP. Accordingly, the financial statements of the KSOP present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock ("allocated") and stock not yet allocated to employees ("unallocated"). Principal Trust Company ("Principal" or "Trustee") serves as the trustee of the KSOP.
Eligibility
Employees of the Company and the Bank are generally eligible to participate in the KSOP by making elective deferrals and receiving Bank matching contributions once they have been employed for 30 days. Plan entry dates are the first day of each month. Employees are eligible for Bank discretionary contributions (including the ESOP discretionary contributions) provided they are employed the last day of the plan year or separated during the plan year due to death, disability or after meeting normal retirement age.
Contributions
Each year, participants may contribute up to the maximum amount allowed under the IRC. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The KSOP includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their deferral rate set at six percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants generally may change their deferral rate and investments at any time.
The Bank matches 50 percent of the first six percent of eligible compensation that a participant contributes to the KSOP. The Bank may make an additional discretionary contribution. Participants must be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the KSOP are also eligible for the additional discretionary contribution. There were no discretionary contributions for the year ended December 31, 2023. Contributions are subject to certain IRC limitations.
The Bank may contribute cash to the ESOP component in such an amount determined by the Bank's board of directors, provided however, that the amount is sufficient to pay the annual loan payment to the Company. During the year ended December 31, 2023, the Bank's contribution to the ESOP component was $667,385.
Participant Accounts
Individual accounts are maintained for each KSOP participant. Each participant account is credited with the participant's contributions, an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account, allocations of the Bank's contributions and plan earnings, and charged with plan administrative expenses and plan losses. Allocations of shares of the Company’s common stock are based on a participant's eligible compensation relative to total eligible compensation. KSOP earnings and losses are allocated to each participant's account based on the ratio of the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants may direct employee and Bank matching contributions, including any discretionary contributions, to any of the KSOP's investment options. As of December 31, 2023, the KSOP's investment options included self-directed brokerage accounts, mutual funds, common collective trust funds, a fully benefit-responsive investment contract, and HomeTrust Bancshares, Inc. common stock. Participants have the immediate right to elect to diversify any publicly traded employer securities, which currently includes HomeTrust Bancshares, Inc. common stock, held in their Company stock account attributable to Company contributions and reinvest the proceeds in any other investments available under the KSOP.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Notes Receivable from Participants
Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested balance. Loan terms range from one to five years but may be longer where loan proceeds are used for the purchase of a primary residence. The loans are secured by the balance in the participant's vested account and bear interest at a rate commensurate with prevailing market rates as determined by the plan administrator. Interest rates ranged from 4.25% to 9.50% as of December 31, 2023. Principal and interest are paid through payroll deductions.
Vesting
Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of vested service. A vested year of service is earned by a participant for each plan year in which they had 1,000 or more paid hours. A participant's share of employer contributions vests in 25% increments, with the participant being 100% vested after four years of vested service.
Put Option
In the event that the employer securities distributed to a participant are not readily tradable on an established market, the participant is entitled to require that the employer repurchase the securities under the fair valuation formula as provided by governmental regulations. The price is determined as of the most recent valuation date (each December 31) under the KSOP. The Company can pay for the purchase with interest over a period of five years if the fair market value of the stock exceeds a specified limit described in the plan document. The Company's common stock is currently readily tradable on an established market.
Voting Rights
Each eligible participant is entitled to instruct the Trustee on how to vote the shares of Company common stock held in the participant's KSOP account on any matters requiring a stockholder vote. In the event the participant fails to give timely voting instructions to the Trustee with respect to the voting of the shares of Company common stock held in the participant's KSOP account, and in the case of shares held by the KSOP but not allocated to any participant's account, the Trustee will vote such shares in the same proportion as directed by the participants who directed the Trustee as to the manner of voting the shares held in their KSOP accounts with respect to each matter.
Forfeited Accounts
Forfeitures of participants' nonvested accounts are applied to pay KSOP expenses or reduce future employer contributions. At December 31, 2023 and 2022, there were $6,622 and $8,723, respectively, of forfeited nonvested accounts that had not yet been utilized. During 2023, employer contributions were reduced by $225,669 from forfeited nonvested accounts.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant or, in the case of death, the participant's beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity, or roll over their vested interest to a qualified plan or individual retirement account. Distributions may be made in the form of cash, Company common shares or a combination of both.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Bank, as provided by the plan document. Certain administrative functions are performed by employees of the Bank. No such employee receives compensation from the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are required to be reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the KSOP. KSOP management determines the valuation policies utilizing information provided by the Trustee. See Notes 4 and 5 for further discussion of fair value and contract value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the KSOP's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.
Subsequent Events
The Company performed a review of events subsequent to December 31, 2023, through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.
3. Income Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2017, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2023.
GAAP requires plan management to evaluate tax positions taken by the KSOP and recognize a tax liability (or asset) if the KSOP has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the KSOP, and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The KSOP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.
4. Fair Value of Financial Instruments
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:    Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:    Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
Level 3:    Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets recorded at fair value. The Company does not have any liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2023 or 2022.
Mutual Funds and HomeTrust Bancshares, Inc. Common Stock
These investments are valued at the closing price reported on the active market on which individual securities are traded at the end of the plan year.
Self-Directed Brokerage Accounts
Accounts consist of money market funds, mutual funds and various equity securities that are valued on the basis of readily determinable market prices.
Common Collective Trust Funds
The net asset value ("NAV"), as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
The following tables present the financial assets measured at fair value on a recurring basis as of the following dates:

	December 31, 2023
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$2,838,772	$—	$—	$2,838,772
Self-directed brokerage accounts	1,912,273	—	—	1,912,273
HomeTrust Bancshares, Inc. common stock	24,770,307	—	—	24,770,307
Total	$29,521,352	$—	$—	29,521,352
Common collective trust funds(a) (b)				43,436,629
Total investments at fair value				$72,957,981

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
December 31, 2023 and 2022

	December 31, 2022
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$5,565,627	$—	$—	$5,565,627
Self-directed brokerage accounts	1,504,124	—	—	1,504,124
HomeTrust Bancshares, Inc. common stock	22,769,849	—	—	22,769,849
Total	$29,839,600	$—	$—	29,839,600
Common collective trust funds(a) (b)				30,557,187
Total investments at fair value				$60,396,787
(a)Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions, except as mentioned above.
(b)In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the year ended December 31, 2023.
The following table presents additional detail for the Company's common stock as of December 31, 2023:

	Allocated	Unallocated
HomeTrust Bancshares, Inc. common shares
Number of shares	470,495	449,650
Cost	$4,704,950	$4,496,500
Fair value	$12,665,729	$12,104,578
The quoted market value per share of the Company's common stock at December 31, 2023 and 2022 was $26.92 and $24.17, respectively.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
5. Fully Benefit-Responsive Investment Contracts
The KSOP has a fully benefit-responsive guaranteed investment contract ("GIC") with New York Life, which maintains contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
The GIC, or stable value anchor account, is included in the financial statements at contract value. Contract value, as reported to the KSOP by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC has a surrender charge of 5% that may be imposed if the KSOP terminates its interest in the contract. The total contract value of the GIC at December 31, 2023 and 2022 was $4,471,778 and $5,536,672, respectively.
Certain events limit the ability of the KSOP to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the KSOP's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the KSOP, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a semi-annual basis for resetting.
6. Exempt Party-In-Interest Transactions
The KSOP invests in certain funds and accounts managed by Principal, the KSOP's trustee and third-party administrator. CapTrust is the KSOP's investment advisor. Such transactions qualify as exempt party-in-interest transactions. Fees paid by the KSOP for investment management services were included as a reduction of the return earned on each contract.
Certain plan investments are shares of HomeTrust Bancshares, Inc. common stock. HomeTrust Bank is the plan sponsor and, therefore, transactions related to this common stock, including dividend income earned by the Plan, qualify as party-in-interest transactions.
In July 2012, the ESOP portion of the KSOP purchased 1,058,000 shares of Company common stock at a cost of $10,580,000 and allocates 52,900 shares to participants each plan year.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
December 31, 2023 and 2022
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their accounts. Upon termination of the KSOP, all liabilities and expenses of the KSOP will be paid and shares of financed common stock held will be sold to the extent necessary in order to repay the loan.
8. Loan Payable/Related Party
In July 2012, the ESOP entered into a $10,580,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 1,058,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid in annual payments of $667,385 of principal and interest at 2.30% over 20 years. Dividends paid on unallocated Company shares were used to reduce the principal payment by $210,328 for the year ended December 31, 2023.
The scheduled amortization of the loan for the next five years and thereafter is as follows:

2024	$548,281
2025	561,392
2026	574,483
2027	587,880
2028	601,409
Thereafter	2,220,099
Total	$5,093,544
9. Risks and Uncertainties
The KSOP invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Any such changes could materially affect participant balances and the amounts reported in the financial statements.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying 2023 and 2022 financial statements to Schedule H of Form 5500:

	December 31,	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$73,399,254	$61,212,141
Employer receivable included on Form 5500	2,783	69,210
Net assets available for benefits per the Form 5500	$73,402,037	$61,281,351
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2023, to Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$12,187,113
Change in employer receivable included on Form 5500	(66,427)
Net increase per Form 5500	$12,120,686

HOMETRUST BANK KSOP PLAN
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN 56-0181785
PLAN NUMBER 002
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

*	HomeTrust Bancshares, Inc.	Common Stock	$9,201,450	$24,770,307
	Northern Trust	S&P 500 Index CIT		5,915,752
	New York Life	Stable Value Anchor Account		4,471,778
	Harbor Capital Advisors	Harbor Capital Appreciation CIT		4,329,304
*	Principal Global Investors Trust Company	2040 CIT		4,240,638
*	Principal Global Investors Trust Company	2030 CIT		3,946,614
*	Principal Global Investors Trust Company	2025 CIT		3,824,935
*	Principal Global Investors Trust Company	2035 CIT		2,828,826
*	Principal Global Investors Trust Company	2045 CIT		2,426,887
*	Principal Global Investors Trust Company	2020 CIT		2,372,684
*	Principal Global Investors Trust Company	2050 CIT		1,998,542
*	Principal	Self-Directed Brokerage Account		1,912,273
	MFS Investment Management	Mid Cap Growth CIT		1,781,515
*	Principal Global Investors Trust Company	2055 CIT		1,484,619
	MFS Investment Management	Large Cap Value CIT		1,421,538
	Great Gray Trust Company	Great Gray EuroPacific Large Cap Growth CIT		1,391,752
*	Principal Global Investors Trust Company	2015 CIT		1,357,499
	Northern Trust	Dow Jones Index CIT		1,270,426
	Metropolitan West Asset Management	Intermediate Core-Plus Bond Index		1,196,926
	MFS Investment Management	Mid Cap Value CIT		1,087,057
	AB / Brown Advisory / Emerald Advisors	Small Cap Growth		961,642
	All Spring Global Investors Trust Company	Small Cap Value		657,531
	Northern Trust	Aggregate Bond Index CIT		578,583
	Northern Trust	MSCI All Country World (ex-US) Index CIT		498,587
*	Principal Global Investors Trust Company	Income CIT		363,860
*	Principal Global Investors Trust Company	2060 CIT		275,067
*	Principal Global Investors Trust Company	2065 CIT		41,944
	Vanguard Group	Vanguard Fed Money Market Investment Fund		22,673
*	Participant loans***	4.25 - 9.50%, due through February 2053		1,063,039
				$78,492,798
*    Party-in-interest to the Plan.
**    Cost omitted for participant-directed investments. The allocated portion of HomeTrust Bancshares, Inc. common stock is participant-directed and the unallocated portion is not participant-directed. Cost information has been included for the total of this investment.
***    The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK KSOP PLAN

	By:	HomeTrust Bancshares, Inc., as Plan Administrator

Date: June 26, 2024	By:	/s/ C. Hunter Westbrook
C. Hunter Westbrook
President and Chief Executive Officer